MERIDIAN FUND, INC.
Top 10 Holdings
as of
6/30/2009
Top 10 Holdings
Meridian Equity Income Fund

		Percentage
Holding	Market Value	of Portfolio

Nu Skin Enterprises, Inc. Class A	$556,920	2.7%
Nordstrom, Inc.	471,393	2.3
Coca-Cola Co. (The)	451,106	2.2
Mattel, Inc.	441,375	2.1
Intel Corp.	440,644	2.1
Stanley Works (The)	421,308	2.0
Willis Group Holdings, Ltd. (United Kingdom)	412,323	2.0
Diebold, Inc.	402,649	1.9
Home Depot, Inc.	401,710	1.9
Hubbell, Inc. Class B	400,750	1.9

Net Assets	$20,719,306

Meridian Growth Fund

		Percentage
Holding	Market Value	of Portfolio

Republic Services, Inc.	$34,635,984	2.9%
Brown & Brown, Inc.	31,613,963	2.6
Willis Group Holdings, Ltd. (United Kingdom)	29,762,663	2.5
Zebra Technologies Corp. Class A	29,447,544	2.5
Dionex Corp	29,208,958	2.4
Watsco, Inc.	28,888,272	2.4
Mattel, Inc.	28,451,835	2.4
Adobe Systems, Inc.	28,164,160	2.4
Digital Realty Trust, Inc. REIT	28,084,890	2.3
Rollins, Inc.	27,816,824	2.3

Net Assets	$1,197,656,220

Meridian Value Fund

		Percentage
Holding	Market Value	of Portfolio

Willis Group Holdings, Ltd. (United Kingdom)	$27,847,579	3.3%
Sealed Air Corp.	26,828,145	3.2
Mattel, Inc.	22,691,490	2.7
Carter’s Inc.	22,296,660	2.7
Hawaiian Electric Industries, Inc.	21,905,182	2.6
KBR, Inc.	20,389,108	2.5
Adobe Systems, Inc.	20,180,730	2.4
Zebra Technologies Corp. Class A	19,732,440	2.4
Waste Management, Inc.	18,991,104	2.3
Best Buy Co., Inc.	18,720,910	2.3

Net Assets	$831,572,009

Top Ten Sectors
6/30/2009
Meridian Equity Income Fund

	Market	Pct.
Sector	Value	Assets

Chemicals-Diversified	$619,097	3.0%
Personal Products	$556,920	2.7%
Department Stores	$471,393	2.3%
Soft Drinks	$451,106	2.2%
Retail	$441,375	2.1%
Semiconductors	$440,644	2.1%
Household Appliances	$421,308	2.0%
Insurance Brokers	$412,323	2.0%
Computer Hardware	$402,649	1.9%
Home Improvement Retail	$401,710	1.9%

Total Net Assets	$20,719,306

Meridian Growth Fund

	Market	Pct.
Sector	Value	Assets

Tech-Software	$168,065,172	14.0%
Retail	$145,624,387	12.2%
Technology	$75,369,756	6.3%
Energy	$66,486,156	5.6%
Industrial Conglomerates	$61,798,492	5.2%
Insurance Brokers	$61,376,625	5.1%
Healthcare Products	$60,396,027	5.0%
Restaurants	$53,672,205	4.5%
Brokerage & Money Management	$49,939,880	4.2%
Industrial Services	$48,933,449	4.1%

Total Net Assets	$1,197,656,220

Meridian Value Fund

	Market	Pct.
Sector	Value	Assets

Retail	$96,473,990	11.6%
Healthcare Products	$59,700,053	7.2%
Industrial Products	$58,545,372	7.0%
Technology	$56,990,218	6.9%
Energy	$43,694,180	5.3%
Banking	$34,423,662	4.1%
Tech-Software	$32,703,933	3.9%
Semiconductors	$28,482,969	3.4%
Insurance Brokers	$27,847,579	3.4%
Leisure & Amusement	$24,837,246	3.0%

Total Net Assets	$831,572,009

MERIDIAN FUND, INC.
Meridian Equity Income Fund
Performance Update           6/30/2009
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
1/31/2005	$10.00
12/31/2005	10.47	$0.13	5.99%
12/31/2006	12.24	0.28	26.72
12/31/2007	11.42	0.76	26.08
12/31/2008	7.23	0.75	(11.87)
6/30/2009	6.88	0.00	(16.14)

For the period ending		Average Annual
30-Jun-09	Total Return	Compound Rate of Return
One Year	(26.75%)	(26.75%)
Three Years	(25.03%)	(9.16%)
Since Inception (01/31/05)	(16.14%)	(3.91%)

Portfolio @           6/30/2009

AEROSPACE/DEFENSE — 1.8%
Boeing Co. (The)

AIR FREIGHT & LOGISTICS — 1.8%
United Parcel Service, Inc. Class B

APPAREL ACCESSORIES & LUXURY GOODS — 1.9%
VF Corp.

APPLICATION SOFTWARE — 1.5%
Interactive Data Corp.

ASSET MANAGEMENT & CUSTODY BANKS — 1.5%
Federated Investors, Inc. Class B

AUTO PARTS & EQUIPMENT — 1.6%
Johnson Controls, Inc.

BANKING-DIVERSIFIED BANKS — 1.5%
Bank of Hawaii Corp.

BROKERAGE & MONEY MANAGEMENT — 1.6%
T. Rowe Price Group, Inc.

CHEMICALS-DIVERSIFIED — 3.0%
Dow Chemical Co. (The)
Sensient Technologies Corp.

CHEMICALS-SPECIALTY — 1.8%
Valspar Corp.

COMMERCIAL PRINTING — 1.0%
R. R. Donnelley & Sons Co.

COMPUTER HARDWARE — 1.9%
Diebold, Inc.

CONSTRUCTION MATERIALS — 1.5%
Vulcan Materials Co.

CONSUMER FINANCE — 1.5%
H & R Block, Inc.

CONSUMER PRODUCTS — 1.8%
Kimberly-Clark Corp.

DATA PROCESSING & OUTSOURCED SERVICES — 1.8%
Automatic Data Processing, Inc.

DEPARTMENT STORES — 2.3%
Nordstrom, Inc.

DISTILLERS & VINTNERS — 1.7%
Brown-Forman Corp. Class B

DISTRIBUTORS — 1.8%
Genuine Parts Co.

ELECTRICAL COMPONENTS & EQUIPMENT — 1.9%
Hubbell, Inc. Class B

ENERGY — 1.8%
Chevron Corp.

ENVIRONMENTAL FACILITIES & SERVICES — 1.9%
Waste Management, Inc.

FOOD DISTRIBUTORS — 1.8%
SYSCO Corp.

FOOD & MEATS-PACKAGED — 1.9%
Kraft Foods, Inc. Class A

FOOD RETAIL — 1.4%
SUPERVALU, Inc.

HEALTH CARE EQUIPMENT & SUPPLIES — 1.6%
Hillenbrand, Inc.

HEALTH CARE TECHNOLOGY — 1.8%
Medtronic, Inc.

HOME IMPROVEMENT RETAIL — 1.9%
Home Depot, Inc.

HOUSEHOLD APPLIANCES — 2.0%
Stanley Works (The)

HOUSEHOLD-HOME FURNISHINGS — 1.5%
Leggett & Platt, Inc.

INDUSTRIAL CONGLOMERATES — 1.6%
3M Co.

INDUSTRIAL MACHINERY — 1.9%
Eaton Corp.

INSURANCE BROKERS — 2.0%
Willis Group Holdings, Ltd. (United Kingdom)

INSURANCE-PROPERTY & CASUALTY — 1.9%
Mercury General Corp.

LEISURE & AMUSEMENT — 1.3%
Harley-Davidson, Inc.

MACHINERY-CONSTRUCTION, FARM & HEAVY TRUCKS — 1.6%
Caterpillar, Inc.

MEDIA-BROADCASTING & CABLE TV — 0.8%
CBS Corp. Class B

OFFICE SERVICES & SUPPLIES — 1.5%
Avery Dennison Corp.

OIL & GAS-REFINING & MARKETING — 1.4%
Sunoco, Inc.

PAPER & PACKAGING — 1.9%
Sonoco Products Co.

PERSONAL PRODUCTS — 2.7%
Nu Skin Enterprises, Inc. Class A

PHARMACEUTICALS — 1.8%
Johnson & Johnson

RAILROADS — 1.7%
Norfolk Southern Corp.

REITS-STORAGE — 1.9%
Public Storage REIT

RESTAURANTS — 1.8%
McDonald’s Corp.

RETAIL — 2.1%
Mattel, Inc.

SEMICONDUCTORS — 2.1%
Intel Corp.

SOFT DRINKS — 2.2%
Coca-Cola Co. (The)

SPECIALTY RETAIL — 1.5%
Tiffany & Co.

TECHNOLOGY — 0.0%
LogMeIn, Inc.*

TELECOMMUNICATIONS EQUIPMENT — 1.7%
Harris Corp.

TELECOMMUNICATION SERVICES-INTEGRATED — 1.8%
AT&T, Inc.

TOBACCO — 1.8%
Reynolds American, Inc.

UTILITIES-GAS — 1.9%
AGL Resources, Inc.

Breakdowns —
Common Stock Cost	$25,344,669
Common Stock %	93.7%
US Treasury Bills	0.0%
Cash and Other Assets Less Liabilities	6.3%

MERIDIAN FUND, INC.
Meridian Growth Fund
Performance Update     6/30/2009

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarentee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
8/1/1984	$10.00
12/31/1984	10.33	$0.00	3.30%
12/31/1985	13.01	0.10	31.24
12/31/1986	13.57	1.23	48.37
12/31/1987	11.51	1.24	36.86
12/31/1988	13.59	0.00	61.59
12/31/1989	15.09	1.12	93.28
12/31/1990	14.55	1.16	102.26
12/31/1991	20.75	1.79	217.18
12/31/1992	23.29	0.60	266.30
12/31/1993	25.87	0.45	314.11
12/31/1994	25.12	0.88	316.40
12/29/1995	29.90	0.85	409.79
12/31/1996	30.08	3.12	466.82
12/31/1997	30.73	5.13	575.83
12/31/1998	24.29	6.64	596.72
12/31/1999	25.40	1.93	689.60
12/31/2000	28.06	4.29	912.30
12/31/2001	28.79	2.84	1061.74
12/31/2002	22.98	0.66	854.67
12/31/2003	33.03	0.92	1311.95
12/31/2004	37.24	0.56	1516.25
12/31/2005	36.57	0.80	1521.56
12/31/2006	39.24	3.13	1777.87
12/31/2007	37.72	3.64	1879.29
12/31/2008	25.07	1.18	1278.60
6/30/2009	27.89	0.00	1433.68

For the period ending		Average Annual
30-Jun-09	Total Return	Compound Rate of Return
One Year	(13.01%)	(13.01%)
Three Years	(10.25%)	(3.54%)
Five Years	1.41%	0.28%
Ten Years	103.46%	7.36%
Since Inception (8/1/84)	1433.68%	11.58%

Portfolio @     6/30/2009

AIR FREIGHT & LOGISTICS — 1.0%
Expeditors International of Washington, Inc.

AUTOMOTIVE WHOLESALE SERVICES — 2.2%
Copart, Inc.*

BANKING — DIVERSIFIED BANKS — 2.0%
Bank of Hawaii Corp.

BROKERAGE & MONEY MANAGEMENT — 4.2%
Affiliated Managers Group, Inc.*
T. Rowe Price Group, Inc.

BUSINESS SERVICES — 3.5%
Dun & Bradstreet Corp.
Global Payments, Inc.

CASINOS & GAMING — 0.7%
International Game Technology

CELLULAR COMMUNICATIONS — 2.1%
American Tower Corp. Class A*

CHEMICALS-SPECIALTY — 2.0%
RPM International, Inc.

COMPUTER HARDWARE — 2.0%
Diebold, Inc.

CONSTRUCTION — 1.9%
Granite Construction, Inc.

CONSUMER SERVICES — 2.3%
Rollins, Inc.

DISTRIBUTORS — 2.4%
Watsco, Inc.

ENERGY — 5.6%
Continental Resources, Inc.*
Core Laboratories NV
FMC Technologies, Inc.*
Noble Energy, Inc.

HEALTHCARE INFORMATION SERVICES — 2.0%
Cerner Corp.*

HEALTHCARE PRODUCTS — 5.0%
C. R. Bard, Inc.
DENTSPLY International, Inc.
Edwards Lifesciences Corp.*

HEALTHCARE TECHNOLOGY — 1.6%
IDEXX Laboratories, Inc.*

INDUSTRIAL CONGLOMERATES — 5.2%
Airgas, Inc.
Cooper Industries, Ltd. Class A
Dionex Corp.*

INDUSTRIAL SERVICES — 4.1%
Republic Services, Inc.
Ritchie Bros. Auctioneers, Inc.

INSURANCE BROKERS — 5.1%
Brown & Brown, Inc.
Willis Group Holdings, Ltd. (United Kingdom)

LEISURE & AMUSEMENT — 0.7%
Royal Caribbean Cruises, Ltd.

REITS-DIVERSIFIED — 2.3%
Digital Realty Trust, Inc. REIT

RESTAURANTS — 4.5%
Cracker Barrel Old Country Store, Inc.
Jack in the Box, Inc.*

RETAIL — 12.2%
Bed Bath & Beyond, Inc.*
CarMax, Inc.*
Coach, Inc.
Family Dollar Stores, Inc.
Mattel, Inc.
PetSmart, Inc.
Ross Stores, Inc.

TECHNOLOGY — 6.3%
Autodesk, Inc.*
LogMeIn, Inc.*
NetApp, Inc.*
Trimble Navigation, Ltd.*
VeriSign, Inc.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE — 14.0%
Adobe Systems, Inc.*
Advent Software, Inc.*
Blackbaud, Inc.
MICROS Systems, Inc.*
Nuance Communications, Inc.*
Solera Holdings, Inc.*
Teradata Corp.*

Breakdowns —
Common Stock Cost	$1,144,731,180
Common Stock %	94.9%
US Treasury Bills	4.2%
Cash and Other Assets Less Liabilities	0.9%

MERIDIAN FUND, INC.
Meridian Value Fund
Performance Update     6/30/2009
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
2/10/1994	$10.00
12/31/1994	9.62	$0.00	(3.80)%
12/30/1995	11.91	0.00	19.10
12/31/1996	14.85	0.86	57.62
12/31/1997	15.86	2.23	91.30
12/31/1998	18.32	0.47	127.54
12/31/1999	22.69	2.37	214.64
12/31/2000	29.11	1.77	331.49
12/31/2001	32.42	0.08	381.97
12/31/2002	28.09	0.00	317.59
12/31/2003	37.84	0.00	462.53
12/31/2004	38.09	5.39	547.47
12/31/2005	34.63	4.60	566.38
12/31/2006	35.60	5.50	690.76
12/31/2007	31.92	6.39	752.12
12/31/2008	20.40	1.32	479.90
6/30/2009	20.53	0.00	483.59

For the period ending		Average Annual
30-Jun-09	Total Return	Compound Rate of Return
One Year	(25.72%)	(25.72%)
Three Years	(16.08%)	(5.68%)
Five Years	(2.71%)	(0.55%)
Ten Years	110.81%	7.74%
Since Inception (2/94)	483.59%	12.15%

Portfolio @          6/30/2009

ASSET MANAGEMENT & CUSTODY BANKS — 2.1%
Franklin Resources, Inc.

BANKING — 4.1%
JPMorgan Chase & Co.
Wells Fargo & Co.

BREWERS — 2.2%
Molson Coors Brewing Co. Class B

BROKERAGE & MONEY MANAGEMENT — 1.8%
TD Ameritrade Holding Corp.*

BUILDING PRODUCTS — 0.7%
Simpson Manufacturing Co., Inc.

BUSINESS SERVICES — 1.7%
Broadridge Financial Solutions, Inc.

COMPUTER HARDWARE — 1.1%
Diebold, Inc.

CONSUMER PRODUCTS — 2.7%
Black & Decker Corp. (The)
Kimberly-Clark Corp.

ENERGY — 5.3%
Apache Corp.
Chevron Corp.
Exterran Holdings, Inc.*
Forest Oil Corp.*
Transocean, Ltd.*

ENGINEERING & CONSTRUCTION — 2.5%
KBR, Inc.

ENVIRONMENTAL FACILITIES & SERVICES — 2.3%
Waste Management, Inc.

HEALTHCARE PRODUCTS — 7.2%
Baxter International, Inc.
Boston Scientific Corp.*
Covidien Plc
Gen-Probe, Inc.*
Hologic, Inc.*

HOME IMPROVEMENT RETAIL — 2.0%
Sherwin-Williams Co. (The)

INDUSTRIAL PRODUCTS — 7.0%
Cummins, Inc.
Franklin Electric Co., Inc.
Schnitzer Steel Industries, Inc. Class A
Sealed Air Corp.

INDUSTRIAL SERVICES — 1.1%
Ritchie Bros. Auctioneers, Inc.

INSURANCE — 2.0%
Travelers Cos., Inc. (The)

INSURANCE BROKERS — 3.4%
Willis Group Holdings, Ltd. (United Kingdom)

LEISURE & AMUSEMENT — 3.0%
Carnival Corp.
Polaris Industries, Inc.

MEDIA — 2.3%
Marvel Entertainment, Inc.*

METALS — 1.5%
Cameco, Corp.
Newmont Mining Corp.

PIPELINES — 2.0%
Kinder Morgan Management, LLC*

RAILROADS — 1.7%
Union Pacific Corp.

REITS-DIVERSIFIED — 1.6%
Host Hotels & Resorts, Inc. REIT
Redwood Trust, Inc. REIT

RESTAURANTS — 2.0%
Burger King Holdings, Inc.

RETAIL — 11.6%
Best Buy Co., Inc.
Carter’s Inc.*
Costco Wholesale Corp.
Kohl’s Corp.*
Mattel, Inc.

SEMICONDUCTORS — 3.4%
NVIDIA Corp.*
Power Integrations, Inc.

TECHNOLOGY — 6.9%
Autodesk, Inc.*
Cisco Systems, Inc.*
Itron, Inc.*
LogMeIn, Inc.*
VeriSign, Inc.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE — 3.9%
Adobe Systems, Inc.*
Citrix Systems, Inc.*

TRUCKING — 2.8%
Con-way, Inc.
Heartland Express, Inc.

UTILITIES — 2.6%
Hawaiian Electric Industries, Inc.

Breakdowns —
Common Stock Cost	$777,215,452
Common Stock %	94.5%
U.S. Treasury Bills	3.6%
Cash and Other Assets Less Liabilities	1.9%

Meridian Equity Income Fund Top 10 Holdings as of 6/30/2009 MEIFX Market Percentage Holding Value of Portfolio Nu Skin Enterprises, Inc. Class A $556,920 2.7% Nordstrom, Inc. 471,393 2.3% Coca-Cola Co. (The) 451,106 2.2% Mattel, Inc. 441,375 2.1% Intel Corp. 440,644 2.1% Stanley Works (The) 421,308 2.0% Willis Group Holdings, Ltd. (United 412,323 2.0% Kingdom) Diebold, Inc. 402,649 1.9% Home Depot, Inc. 401,710 1.9% Hubbell, Inc. Class B 400,750 1.9% Net Assets $ 20,719,306 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2009 Meridian Fund, Inc. All rights reserved.

Meridian Equity Income Fund Top 10 Sectors as of 6/30/2009 MEIFX Sector Market Value Pct. Assets Chemicals-Diversified $619,097 3.0% Personal Products 556,920 2.7% Department Stores 471,393 2.3% Soft Drinks 451,106 2.2% Retail 441,375 2.1% Semiconductors 440,644 2.1% Household Appliances 421,308 2.0% Insurance Brokers 412,323 2.0% Computer Hardware 402,649 1.9% Home Improvement Retail 401,710 1.9% Net Assets $ 20,719,306 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2009 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Holdings as of 6/30/2009 MERDX Percentage Holding Market Value of Portfolio Republic Services, Inc. $34,635,984 2.9% Brown & Brown, Inc. 31,613,963 2.6% Willis Group Holdings, Ltd. 29,762,663 2.5% (United Kingdom) Zebra Technologies Corp. Class 29,447,544 2.5% A Dionex Corp 29,208,958 2.4% Watsco, Inc. 28,888,272 2.4% Mattel, Inc. 28,451,835 2.4% Adobe Systems, Inc. 28,164,160 2.4% Digital Realty Trust, Inc. REIT 28,084,890 2.3% Rollins, Inc. 27,816,824 2.3% Net Assets $ 1,197,656,220 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2009 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Sectors as of 6/30/2009 MERDX Sector Market Value Pct. Assets Tech-Software $168,065,172 14.0% Retail 145,624,387 12.2% Technology 75,369,756 6.3% Energy 66,486,156 5.6% Industrial Conglomerates 61,798,492 5.2% Insurance Brokers 61,376,625 5.1% Healthcare Products 60,396,027 5.0% Restaurants 53,672,205 4.5% Brokerage & Money Management 49,939,880 4.2% Industrial Services 48,933,449 4.1% Net Assets $ 1,197,656,220 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2009 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Holdings as of 6/30/2009 MVALX Market Percentage Holding Value of Portfolio Willis Group Holdings, Ltd. (United $27,847,579 3.3% Kingdom) Sealed Air Corp. 26,828,145 3.2% Mattel, Inc. 22,691,490 2.7% Carter’s Inc. 22,296,660 2.7% Hawaiian Electric Industries, Inc. 21,905,182 2.6% KBR, Inc. 20,389,108 2.5% Adobe Systems, Inc. 20,180,730 2.4% Zebra Technologies Corp. Class A 19,732,440 2.4% Waste Management, Inc. 18,991,104 2.3% Best Buy Co., Inc. 18,720,910 2.3% Net Assets $ 831,572,009 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2009 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Sectors as of 6/30/2009 MVALX Sector Market Value Pct. Assets Retail $96,473,990 11.6% Healthcare Products 59,700,053 7.2% Industrial Products 58,545,372 7.0% Technology 56,990,218 6.9% Energy 43,694,180 5.3% Banking 34,423,662 4.1% Tech-Software 32,703,933 3.9% Semiconductors 28,482,969 3.4% Insurance Brokers 27,847,579 3.4% Leisure & Amusement 24,837,246 3.0% Net Assets $ 831,572,009 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2009 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC. August 10, 2009 To Our Shareholders: Stocks posted strong second quarter gains, after six consecutive down quarters which dated back to December 2007. Investors are encouraged by the improvement in the capital markets and a more positive economic outlook. The S&P 500 advanced 15.2%, the NASDAQ 20.0% and the Russell 2000 20.2%. Year to date the S&P 500 is ahead 1.8%, the NASDAQ 16.4% and the Russell 2000 1.8%. The best performing groups included paper, automobiles and real estate services. Mortgage finance, farming and fishing and gold mining stocks were among the worst performing sectors. The yield on the ten-year government bond increased from 2.69% to 3.53% during the quarter. The rise in rates, in our opinion, is due to improved economic prospects, less emphasis on safety and concern over federal deficits. The economy declined 5.5% during the first quarter and posted another drop in the second quarter. Unemployment is 9.5% and headed higher, consumer spending remains soft, corporations are cautious with regards to capital spending and hiring and many states are technically bankrupt. There are, however, signs of improvement. The capital markets have stabilized, housing shows signs of bottoming, consumer confidence is improving and monthly job losses are moderating. Interest rates remain low and inflation is in check for now. We believe that the recession will end sometime in the back half of 2009 and 2010 will be a growth year for the US economy. Our concern is that existing federal deficits combined with additional government spending initiatives will be financed through money creation and tax increases, resulting in slower GDP growth and lackluster job creation down the road. The focus should be on economic growth and jobs. Long-term investment results, history clearly shows, are improved by buying good companies or mutual funds or adding to existing positions during difficult stock market environments. We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders. Richard F. Aster, Jr. Meridian Equity Income Fund» (MEIFX) The Meridian Equity Income Fund’s net asset value per share at June 30, 2009 was $6.88. This represents a decrease of 4.8% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, January 31, 2005, were -16.1% and -3.9%, respectively. At the close of the quarter, total net assets were $20,719,306 and were invested 6.3% in cash and other assets net of liabilities and 93.7% in stocks. As of the date of this shareholder letter there were 522 shareholders.

Our basic strategy remains unchanged. The Fund continues to seek to invest in companies with above average yields and strong financial returns that, in our opinion, have the ability to grow dividends. This continues to be a difficult period for this strategy. The severe downturn in the economy and corporate profits resulted in dividend cuts for companies which, previously, were considered safe. We believe that dividends for good companies, however, will stabilize and begin to grow again, once the economy bottoms. The Fund is diversified with 55 positions representing 54 different industry groups. At the end of the June 2009 quarter, the portfolio’s average holding had a 5-year-average return on equity of 21.8% and an average dividend yield of 4.2%; both measures substantially higher than the average S&P 500 stock. The average position had a market capitalization of $22.4 billion, a debt ratio of 42.6% and earnings per share that are expected to increase annually 7.9% during the next several years. We believe these financial characteristics will lead to positive long-term returns for the Fund. During the quarter we purchased shares of Federated Investors, H&R Block, Harris Corporation, 3M, Sensient Technologies, Tiffany and T. Rowe Price Group. We sold our shares in Family Dollar Stores, General Electric, Morgan Stanley, Microsoft, Pall Corp and Timken. Nu Skin Enterprises, one of our larger holdings, develops and distributes skin care products and nutritional supplements worldwide. Personal care products are sold under the Nu Skin brand and nutritional supplements under the Pharmanex brand. The company sells its products primarily through independent distributors in North Asia, the Americas, Europe and the South Asia/ Pacific. In China, products are sold through an expanding base of 45 retail stores. There are additional markets and growth opportunities ahead. Nu Skin has no debt and is expected to grow earnings this year and next, even with the difficult business climate. The stock has an above average yield and low payout ratio which, in our opinion, makes it likely that the dividend is poised to grow in the future. Meridian Growth Fund» (MERDX) The Meridian Growth Fund’s net asset value per share at June 30, 2009 was $27.89. This represents an increase of 11.3% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, August 1, 1984, were 1,433.7% and 11.6%, respectively. At the close of the quarter, total net assets were $1,197,656,220 and were invested 5.1% in cash, cash equivalents and other assets net of liabilities and 94.9% in stocks. As of the date of this shareholder letter there were 62,192 shareholders. In our opinion, equity valuations are reasonable and the beginning phase of the economic cycle is historically good for stocks. Early in the recovery, the economy should improve without pressure on inflation and interest rates. Corporations have cut costs and this will result in positive operating leverage with any increase in demand. We believe our portfolio is positioned with good small and mid-cap growth stocks that are, for the most part, market leaders, have strong financial positions, adequate returns on capital, are well managed and reasonably valued. They should, in our opinion, do well in a better economic environment.

During the quarter we purchased shares of Autodesk, Coach, Noble Energy, Ritchie Bros. Auctioneers, Royal Caribbean Cruises and Solera Holdings. We sold our shares in BE Aerospace and Pall Corp. Brown & Brown, one of our larger holdings, is the sixth largest insurance broker in the US, focusing on small-and-middle market property and casualty accounts. The middle-market brokerage segment is highly fragmented and has historically been more profitable than the large more competitive global insurance market. The company has expanded both through internal growth and acquisitions and should benefit from the current soft insurance market as smaller competitors look to exit their operations. Brown has one of the most experienced management teams in this segment and they have consistently generated above industry margins. The company’s strong capital structure, solid return on equity and growth prospects should result, we believe, in positive investment results for shareholders. Meridian Value Fund» (MVALX) The Meridian Value Fund won a Lipper Award for Best Mid-Cap Core Fund for the 10 year period ending December 31, 2008. The Meridian Value Fund’s net asset value per share at June 30, 2009 was $20.53. This represents an increase of 0.6% for the calendar year to date. The Fund’s total return and average compounded annual rate of return since June 30, 1995, were 468.3% and 13.2%, respectively. The comparable period returns for the S&P 500 with dividends were 116.2% and 5.7%, respectively. At the close of the quarter, total net assets were $831,572,009 and were invested 5.5% in cash, cash equivalents and other assets net of liabilities and 94.5% in stocks. As of the date of this shareholder letter there were 56,230 shareholders. Our investment strategy remains unchanged. We continue to seek out-of-favor companies exemplified by an extended period of declining earnings. For many of these companies the problems are economic-related at this point. We continue to believe that current conditions present the Meridian Value Fund with a unique opportunity. We have, in our opinion, purchased excellent companies, both large and small, at attractive valuations. In normal economic conditions, such companies rarely fall out of favor. These are companies, in most cases, with leading and defensible market positions, high returns on invested capital, strong balance sheets and proven management teams. We believe the Fund is positioned for positive returns during the next several years. We hold 60 positions, representing 30 industry groups. We continue to invest in companies of all market capitalizations and our largest areas of concentration are retail, technology and healthcare products. During the quarter we purchased shares of Autodesk, Cameco, Citrix Systems, Forest Oil, Gen-Probe, Hologic, Host Hotels & Resorts, Itron, Newmont Mining, Ritchie Bros. Auctioneers, Redwood Trust, Sherwin-Williams and Molson Coors Brewing. We sold our positions in Abbott Laboratories, Akamai Technologies, Beckman Coulter, Briggs & Stratton, CACI International, Cephalon, Electronic Arts, Gold Fields Limited, Harley-Davidson, Intermec, Intel, Kraft Foods, Annaly Capital Management and Verizon Communications.

Mattel, one of our larger holdings, is the leading global manufacturer of toys with half of its revenue generated internationally. We believe the company will benefit from increased sales to developing markets. Problems during the past two years, which resulted in lower earnings, included higher raw material costs, toy recalls, litigation and weak consumer spending. Costs are now abating, the historically resilient toy industry is showing signs of improvement, litigation costs are dropping and Mattel has a strong slate of new products for the next two years. These factors should revive earnings growth and we believe that earnings per share could reach $1.60 over the next 3 to 5 years, up from $1.05 last year. Mattel has consistently produced a high return on equity and has a strong balance sheet. Trading at 10 times normalized earnings and offering a dividend yield approaching 5%, Mattel shares represent an attractive value and have appreciation potential. Miscellaneous The Meridian Funds are no-load and there are no transaction fees or commissions charged when purchased directly through our transfer agent, PNC Global Investment Servicing (U.S.), Inc. This can be a very cost-effective method to purchase shares of the Meridian Funds for shareholders who do not need the services of a broker-dealer and for long-term investors that make multiple purchases. We have added a new E-mail Alerts feature to our website at www.meridianfund.com. When you sign up for E-mail Alerts you will receive notification of news items, shareholder reports, SEC filings, and other information regarding the Meridian Funds. The information provided in this report should not be considered investment advice or a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in a particular Fund’s portfolio at the time you receive this report or that securities sold have not been repurchased. Securities discussed are presented as illustrations of companies that fit a particular Fund’s investment strategy and do not represent a Fund’s entire portfolio and in the aggregate may represent only a small percentage of a Fund’s portfolio holdings. It should not be assumed that any of the securities transactions or holdings discussed were or will prove to be profitable, or that investment decisions Fund management makes in the future will be profitable or will equal the investment performance of the securities discussed herein. Management’s views presented herein and any discussion of a particular Fund’s portfolio holdings or performance are as of June 30, 2009 and are subject to change without notice.

Meridian Equity Income Fund Summary of Portfolio Holdings June 30, 2009 Portfolio Holdings by Category (% of total net assets) Chemicals-Diversified 3.0% $ 619,097 Personal Products 2.7 556,920 Department Stores 2.3 471,393 Soft Drinks 2.2 451,106 Retail 2.1 441,375 Semiconductors 2.1 440,644 Household Appliances 2.0 421,308 Insurance Brokers 2.0 412,323 Computer Hardware 1.9 402,649 Home Improvement Retail 1.9 401,710 Electrical Components & Equipment 1.9 400,750 Industrial Machinery 1.9 397,921 Paper & Packaging 1.9 390,385 Food & Meats-Packaged 1.9 390,236 Utilities-Gas. 1.9 387,960 Apparel Accessories & Luxury Goods. 1.9 387,450 REITs-Storage 1.9 386,332 Insurance-Property & Casualty 1.9 385,949 Environmental Facilities & Services 1.9 385,511 Data Processing & Outsourced Services 1.8 382,752 Pharmaceuticals 1.8 382,548 Chemicals-Specialty. 1.8 380,757 Air Freight & Logistics 1.8 375,675 Consumer Products 1.8 374,875 Aerospace/Defense 1.8 374,000 Restaurants 1.8 373,685 Telecommunication Services-Integrated 1.8 372,103 Tobacco 1.8 370,945 Distributors 1.8 368,657 Food Distributors 1.8 366,424 Energy 1.8 364,375 Health Care Technology. 1.8 362,856 Distillers & Vintners 1.7 356,734 Railroads 1.7 350,331 Telecommunications Equipment. 1.7 348,828 Machinery-Construction, Farm & Heavy Trucks 1.6 333,704 Health Care Equipment & Supplies 1.6 329,472 Brokerage & Money Management 1.6 325,026 Industrial Conglomerates 1.6 324,540 Auto Parts & Equipment 1.6 321,456 Asset Management & Custody Banks 1.5 320,397 Construction Materials 1.5 318,940 Consumer Finance 1.5 317,032 Household-Home Furnishings 1.5 315,642 Banking-Diversified Banks 1.5 315,304 Application Software 1.5 312,390 Office Services & Supplies 1.5 312,140 Specialty Retail 1.5 304,320 Oil & Gas — Refining & Marketing 1.4 290,000 Food Retail 1.4 286,195 Leisure & Amusement 1.3 272,328 Commercial Printing 1.0 209,334 Media-Broadcasting & Cable TV. 0.8 163,312 Technology 0.0 4,800 Cash & Other Assets, Less Liabilities 6.3 1,306,410 100.0% $20,719,306

Meridian Growth Fund Summary of Portfolio Holdings June 30, 2009 Portfolio Holdings by Category (% of total net assets) Tech-Software 14.0% $ 168,065,172 Retail 12.2 145,624,387 Technology 6.3 75,369,756 Energy 5.6 66,486,156 Industrial Conglomerates 5.2 61,798,492 Insurance Brokers 5.1 61,376,625 Healthcare Products 5.0 60,396,027 Restaurants 4.5 53,672,205 U.S. Government Obligations 4.2 49,989,543 Brokerage & Money Management 4.2 49,939,880 Industrial Services 4.1 48,933,449 Business Services 3.5 41,467,626 Distributors 2.4 28,888,272 REITs-Diversified 2.3 28,084,890 Consumer Services 2.3 27,816,824 Automotive Wholesale Services. 2.2 26,824,179 Cellular Communications 2.1 25,135,716 Chemicals-Specialty 2.0 24,191,060 Healthcare Information Services 2.0 24,176,618 Computer Hardware 2.0 23,803,739 Banking — Diversified Banks 2.0 23,683,630 Construction 1.9 23,122,445 Healthcare Technology. 1.6 19,325,460 Air Freight & Logistics 1.0 12,575,848 Casino & Gaming 0.7 8,539,254 Leisure & Amusement 0.7 8,174,098 Cash & Other Assets, Less Liabilities 0.9 10,194,869 100.0% $1,197,656,220

Meridian Value Fund Summary of Portfolio Holdings June 30, 2009 Portfolio Holdings by Category (% of total net assets) Retail 11.6% $ 96,473,990 Healthcare Products 7.2 59,700,053 Industrial Products 7.0 58,545,372 Technology 6.9 56,990,218 Energy 5.3 43,694,180 Banking 4.1 34,423,662 Tech-Software 3.9 32,703,933 U.S. Government Obligations 3.6 29,994,404 Semiconductors. 3.4 28,482,969 Insurance Brokers 3.4 27,847,579 Leisure & Amusement 3.0 24,837,246 Trucking. 2.8 23,601,750 Consumer Products. 2.7 22,468,468 Utilities. 2.6 21,905,182 Engineering & Construction 2.5 20,389,108 Environmental Facilities & Services 2.3 18,991,104 Media. 2.3 18,713,222 Brewers 2.2 18,608,268 Asset Management & Custody Banks 2.1 17,145,581 Pipelines 2.0 16,939,055 Restaurants. 2.0 16,909,057 Home Improvement Retail 2.0 16,807,625 Insurance 2.0 16,292,880 Brokerage & Money Management 1.8 14,496,810 Railroads 1.7 14,472,680 Business Services 1.7 14,394,756 REITs-Diversified 1.6 12,893,679 Metals 1.5 12,669,944 Industrial Services 1.1 9,215,850 Computer Hardware 1.1 9,181,188 Building Products 0.7 5,785,512 Cash & Other Assets, Less Liabilities 1.9 15,996,684 100.0% $831,572,009

Meridian Fund, Inc. Disclosure of Fund Expenses (Unaudited) For the Six Month Period January 1, 2009 to June 30, 2009 We believe it is important for you to understand the impact of fees and expenses on your investment. All mutual funds have operating expenses. As a shareholder of the Fund, you incur ongoing costs, which include costs for portfolio management, administrative services, and shareholder reports (like this one), among others. Operating expenses, which are deducted from a Fund’s gross income, directly reduce the investment return of the portfolio. A Fund’s expenses are expressed as a percentage of its average net assets. This figure is known as the expense ratio. The following examples are intended to help you understand the ongoing costs (in dollars) of investing in your Fund and to compare these costs with those of other mutual funds. The examples are based on an investment of $1,000 made at the beginning of the period shown and held for the entire period and assume reinvestment of all dividends and distributions. Beginning Ending Expenses Account Value Account Value Expense Paid During 1/1/09 6/30/09 Ratio(1) Period(2) Actual Fund Return (See explanation below) Meridian Equity Income Fund. $1,000.00 $ 951.60 1.25%(4) $6.05 Meridian Growth Fund $1,000.00 $1,112.50 0.87% $4.56 Meridian Value Fund $1,000.00 $1,006.40 1.14% $5.67 Hypothetical 5% Return(3) (See explanation below) Meridian Equity Income Fund. $1,000.00 $1,018.60 1.25%(4) $6.26 Meridian Growth Fund $1,000.00 $1,020.48 0.87% $4.36 Meridian Value Fund $1,000.00 $1,019.14 1.14% $5.71 (1) Annualized, based on the Fund’s most recent fiscal half-year expenses. (2) Expenses are equal to the Fund’s annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 365. (3) Before expenses. (4) See note 2 to Financial Statements.

Meridian Fund, Inc. Disclosure of Fund Expenses (Unaudited) (continued) For the Six Month Period January 1, 2009 to June 30, 2009 The table above illustrates your Fund’s costs in two ways: Actual Fund Return: This section helps you to estimate the actual expenses that you paid over the period. The “Ending Account Value” shown is derived from the Fund’s actual return, the third column shows the period’s annualized expense ratio, and the last column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund at the beginning of the period. You may use the information here, together with your account value, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period.” Hypothetical 5% Return: This section is intended to help you compare your Fund’s costs with those of other mutual funds. It assumes that the Fund had a return of 5% before expenses during the period shown, but that the expense ratio is unchanged. In this case, because the return used is not the Fund’s actual return, the results do not apply to your investment. You can assess your Fund’s costs by comparing this 5% Return hypothetical example with the 5% Return hypothetical examples that appear in shareholder reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs such as short-term redemption and exchange fees or sales and service charges you may pay third party broker/dealers. Had these transactional costs been included, your costs would have been higher. Therefore, the hypothetical section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds.

Management’s Discussion of Meridian Equity Income Fund» Performance During the fiscal year ended June 30, 2009, the Meridian Equity Income Fund lost 26.75% compared to a loss of 26.15% for the S&P 500 with reinvested dividends, a loss of 25.01% for the Russell 2000, and a loss of 19.97% for the NASDAQ. The Equity Income Fund is highly diversified. During the period the Fund was invested in companies individually comprising 57 sectors, along with 6 sectors comprised of 2 companies and 1 sector, Industrial Conglomerates, comprised of 3 companies. During the period each company was typically weighted between 1.50% and 2.10% of net assets. As a result of this strategy one sector cannot move the performance dramatically in any direction. The Fund’s strongest performance was from companies in the software, diversified banking, healthcare technology, railroads and retail sectors. The Fund’s weakest performance was from companies in the auto parts & equipment, regional banks, diversified chemicals, commercial printing, computer storage & peripherals, food retail, insurance, leisure & amusement, media and paper sectors. The Fund emphasizes investments in companies that pay dividends or interest, have the potential for capital appreciation and which the Investment Adviser believes may have the capacity to raise dividends in the future. Value of $10,000 invested in the Meridian Equity Income Fund and the S&P 500 Index $14,000 Meridian Equity Income Fund S&P 500 Index $13,000 $12,000 $11,000 $10,000 Meridian Equity Income Fund $9,000 Average Annual Total Return $8,538 $8,386 $8,000 One Year -26.75% Since Inception -3.91% $7,000 1/31/05* 3/31/05 6/30/05 9/30/05 12/31/05 3/31/06 6/30/06 9/30/06 12/31/06 3/31/07 6/30/07 9/30/07 12/31/07 3/31/08 6/30/08 9/30/08 12/31/08 3/31/09 6/30/09 Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares and do not reflect the imposition of a 2% redemption fee on shares held 60 days or less to deter market timers. If reflected, the taxes and fees would reduce the performance quoted. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. * Inception date.

Management’s Discussion of Meridian Growth Fund» Performance During the fiscal year ended June 30, 2009, the Meridian Growth Fund lost 13.01% compared to a loss of 26.15% for the S&P 500 with reinvested dividends, a loss of 25.01% for the Russell 2000, and a loss of 19.97% for the NASDAQ. The Growth Fund’s performance reflected the strength of our holdings in the restaurant, retail and insurance brokers sectors, as well as the performance of individual stocks that may be the only issue we own in a particular sector. This was offset, primarily by weakness in our holdings in the energy, industrial conglomerates and technology sectors, as well as the performance of individual stocks that may be the only issue we own in a particular sector. The Fund’s investments include companies that are relatively small in terms of total assets, revenues and earnings, which the Investment Adviser believes may have prospects for above average growth in revenue and earnings. Value of $10,000 invested in the Meridian Growth Fund, the Russell 2000 Index and the S&P 500 Index $40,000 Meridian Growth Fund Russell 2000 Index Average Annual Total Return S&P 500 Index $30,000 One Year -13.01% Meridian Growth Fund Five Years 0.28% Ten Years 7.36% $20,000 $20,347 $12,650 $10,000 $7,987 $0 6/30/99 6/30/00 6/30/01 6/30/02 6/30/03 6/30/04 6/30/05 6/30/06 6/30/07 6/30/08 6/30/09 Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares and do not reflect the imposition of a 2% redemption fee on shares held 60 days or less to deter market timers. If reflected, the taxes and fees would reduce the performance quoted. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.

Management’s Discussion of Meridian Value Fund» Performance During the fiscal year ended June 30, 2009, the Meridian Value Fund lost 25.72% compared to a loss of 26.15% for the S&P 500 with reinvested dividends, a loss of 25.01% for the Russell 2000, and a loss of 19.97% for the NASDAQ. The Value Fund’s performance reflected the strength of our holdings in the banking, brewers, pharmaceutical and retail sectors, as well as the performance of individual stocks that may be the only issue we own in a particular sector. This was offset primarily by weakness in our holdings in the apparel, energy, healthcare products, industrial products, technology and utilities sectors, as well as the performance of individual stocks that may be the only issue we own in a particular sector. The Meridian Value Fund’s strategy is to invest in stocks, across a range of market capitalizations, which the Investment Adviser believes are undervalued in relation to the issuer’s long-term earnings power, asset value and/or the stock market in general. Investments include both smaller company equities and mid-to-large capitalization stocks. Based on this strategy, the Fund’s average compounded annual return for the ten-year period from June 30, 1999 to June 30, 2009 was a 7.74% gain compared to 2.23% loss for the S&P 500, with reinvested dividends. The Fund did not approach full investment status until June 30, 1995, with cash comprising approximately 45-50% of the Fund’s total portfolio from inception until June 30, 1995. The Meridian Value Fund’s average compounded annual return from inception to June 30, 2009 was a gain of 12.15%, compared to a gain of 6.88% for the S&P 500, with reinvested dividends. Value of $10,000 invested in the Meridian Value Fund and the S&P 500 Index $40,000 Meridian Value Fund Average Annual Total Return $30,000 One Year -25.72% Five Years -0.55% Ten Years 7.74% $21,081 $20,000 $10,000 $7,987 Meridian Value Fund S&P 500 Index $0 6/30/99 6/30/00 6/30/01 6/30/02 6/30/03 6/30/04 6/30/05 6/30/06 6/30/07 6/30/08 6/30/09 Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares and do not reflect the imposition of a 2% redemption fee on shares held 60 days or less to deter market timers. If reflected, the taxes and fees would reduce the performance quoted. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.

Meridian Equity Income Fund Schedule of Investments June 30, 2009 Shares Value COMMON STOCKS - 93.7% AEROSPACE/DEFENSE — 1.8% Boeing Co. (The) . 8,800 $ 374,000 AIR FREIGHT & LOGISTICS — 1.8% United Parcel Service, Inc. Class B . 7,515 375,675 APPAREL ACCESSORIES & LUXURY GOODS — 1.9% VF Corp. 7,000 387,450 APPLICATION SOFTWARE — 1.5% Interactive Data Corp. . 13,500 312,390 ASSET MANAGEMENT & CUSTODY BANKS — 1.5% Federated Investors, Inc. Class B 13,300 320,397 AUTO PARTS & EQUIPMENT — 1.6% Johnson Controls, Inc. 14,800 321,456 BANKING-DIVERSIFIED BANKS — 1.5% Bank of Hawaii Corp. . 8,800 315,304 BROKERAGE & MONEY MANAGEMENT — 1.6% T. Rowe Price Group, Inc. 7,800 325,026 CHEMICALS-DIVERSIFIED — 3.0% Dow Chemical Co. (The) . 19,200 309,888 Sensient Technologies Corp. . 13,700 309,209 619,097 Shares Value CHEMICALS-SPECIALTY — 1.8% Valspar Corp. . 16,900 $ 380,757 COMMERCIAL PRINTING — 1.0% R. R. Donnelley & Sons Co. 18,015 209,334 COMPUTER HARDWARE - 1.9% Diebold, Inc. . 15,275 402,649 CONSTRUCTION MATERIALS — 1.5% Vulcan Materials Co. 7,400 318,940 CONSUMER FINANCE — 1.5% H & R Block, Inc. 18,400 317,032 CONSUMER PRODUCTS — 1.8% Kimberly-Clark Corp. 7,150 374,875 DATA PROCESSING & OUTSOURCED SERVICES — 1.8% Automatic Data Processing, Inc. 10,800 382,752 DEPARTMENT STORES — 2.3% Nordstrom, Inc. . 23,700 471,393 DISTILLERS & VINTNERS — 1.7% Brown-Forman Corp. Class B 8,300 356,734 DISTRIBUTORS — 1.8% Genuine Parts Co. 10,985 368,657 ELECTRICAL COMPONENTS & EQUIPMENT — 1.9% Hubbell, Inc. Class B 12,500 400,750 The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund Schedule of Investments (continued) June 30, 2009 Shares Value COMMON STOCKS (continued) ENERGY — 1.8% Chevron Corp. 5,500 $ 364,375 ENVIRONMENTAL FACILITIES & SERVICES - 1.9% Waste Management, Inc. 13,690 385,511 FOOD DISTRIBUTORS — 1.8% SYSCO Corp. . 16,300 366,424 FOOD & MEATS-PACKAGED — 1.9% Kraft Foods, Inc. Class A 15,400 390,236 FOOD RETAIL — 1.4% SUPERVALU, Inc. 22,100 286,195 HEALTH CARE EQUIPMENT & SUPPLIES — 1.6% Hillenbrand, Inc. . 19,800 329,472 HEALTH CARE TECHNOLOGY — 1.8% Medtronic, Inc. 10,400 362,856 HOME IMPROVEMENT RETAIL — 1.9% Home Depot, Inc. 17,000 401,710 HOUSEHOLD APPLIANCES — 2.0% Stanley Works (The) . 12,450 421,308 HOUSEHOLD-HOME FURNISHINGS — 1.5% Leggett & Platt, Inc. 20,725 315,642 INDUSTRIAL CONGLOMERATES - 1.6% 3M Co. . 5,400 324,540 Shares Value INDUSTRIAL MACHINERY — 1.9% Eaton Corp. 8,920 $ 397,921 INSURANCE BROKERS — 2.0% Willis Group Holdings, Ltd. (United Kingdom) 16,025 412,323 INSURANCE-PROPERTY & CASUALTY — 1.9% Mercury General Corp. . 11,545 385,949 LEISURE & AMUSEMENT - 1.3% Harley-Davidson, Inc. 16,800 272,328 MACHINERY-CONSTRUCTION, FARM & HEAVY TRUCKS — 1.6% Caterpillar, Inc. 10,100 333,704 MEDIA-BROADCASTING & CABLE TV — 0.8% CBS Corp. Class B 23,600 163,312 OFFICE SERVICES & SUPPLIES — 1.5% Avery Dennison Corp. . 12,155 312,140 OIL & GAS-REFINING & MARKETING — 1.4% Sunoco, Inc. 12,500 290,000 PAPER & PACKAGING — 1.9% Sonoco Products Co. 16,300 390,385 PERSONAL PRODUCTS — 2.7% Nu Skin Enterprises, Inc. Class A . 36,400 556,920 The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund Schedule of Investments (continued) June 30, 2009 Shares Value COMMON STOCKS (continued) PHARMACEUTICALS — 1.8% Johnson & Johnson . 6,735 $ 382,548 RAILROADS — 1.7% Norfolk Southern Corp. . 9,300 350,331 REITS-STORAGE — 1.9% Public Storage REIT . 5,900 386,332 RESTAURANTS — 1.8% McDonald’s Corp. 6,500 373,685 RETAIL — 2.1% Mattel, Inc. 27,500 441,375 SEMICONDUCTORS — 2.1% Intel Corp. . 26,625 440,644 SOFT DRINKS — 2.2% Coca-Cola Co. (The). 9,400 451,106 SPECIALTY RETAIL — 1.5% Tiffany & Co. . 12,000 304,320 TECHNOLOGY — 0.0% LogMeIn, Inc.* 300 4,800 Shares Value TELECOMMUNICATIONS EQUIPMENT — 1.7% Harris Corp. 12,300 $ 348,828 TELECOMMUNICATION SERVICES-INTEGRATED — 1.8% AT&T, Inc. 14,980 372,103 TOBACCO — 1.8% Reynolds American, Inc. 9,605 370,945 UTILITIES-GAS — 1.9% AGL Resources, Inc. 12,200 387,960 TOTAL INVESTMENTS — 93.7% (Cost $25,344,669) . 19,412,896 CASH AND OTHER ASSETS, LESS LIABILITIES — 6.3% . 1,306,410 NET ASSETS — 100.0% $20,719,306 REIT — Real Estate Investment Trust * Non-income producing securities The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund Schedule of Investments June 30, 2009 Shares Value COMMON STOCKS — 94.9% AIR FREIGHT & LOGISTICS — 1.0% Expeditors International of Washington, Inc. 377,200 $ 12,575,848 AUTOMOTIVE WHOLESALE SERVICES — 2.2% Copart, Inc.* . 773,700 26,824,179 BANKING — DIVERSIFIED BANKS - 2.0% Bank of Hawaii Corp. 661,000 23,683,630 BROKERAGE & MONEY MANAGEMENT — 4.2% Affiliated Managers Group, Inc.* . 407,900 23,735,701 T. Rowe Price Group, Inc. . 628,850 26,204,179 49,939,880 BUSINESS SERVICES — 3.5% Dun & Bradstreet Corp. 281,600 22,868,736 Global Payments, Inc. 496,500 18,598,890 41,467,626 CASINOS & GAMING — 0.7% International Game Technology . 537,060 8,539,254 CELLULAR COMMUNICATIONS — 2.1% American Tower Corp. Class A* . 797,200 25,135,716 CHEMICALS-SPECIALTY — 2.0% RPM International, Inc. . 1,723,010 24,191,060 COMPUTER HARDWARE — 2.0% Diebold, Inc. . 903,025 23,803,739 CONSTRUCTION — 1.9% Granite Construction, Inc. . 694,785 23,122,445 CONSUMER SERVICES — 2.3% Rollins, Inc. 1,606,980 27,816,824 Shares Value DISTRIBUTORS - 2.4% Watsco, Inc. 590,400 $ 28,888,272 ENERGY — 5.6% Continental Resources, Inc.* 302,900 8,405,475 Core Laboratories NV 264,100 23,016,315 FMC Technologies, Inc.* 638,680 24,001,594 Noble Energy, Inc. 187,600 11,062,772 66,486,156 HEALTHCARE INFORMATION SERVICES — 2.0% Cerner Corp.* . 388,130 24,176,618 HEALTHCARE PRODUCTS — 5.0% C. R. Bard, Inc. 75,175 5,596,779 DENTSPLY International, Inc. 887,000 27,071,240 Edwards Lifesciences Corp.* 407,585 27,728,008 60,396,027 HEALTHCARE TECHNOLOGY — 1.6% IDEXX Laboratories, Inc.* . 418,300 19,325,460 INDUSTRIAL CONGLOMERATES — 5.2% Airgas, Inc. 170,367 6,904,974 Cooper Industries, Ltd. Class A. . 827,200 25,684,560 Dionex Corp.* 478,600 29,208,958 61,798,492 INDUSTRIAL SERVICES — 4.1% Republic Services, Inc. 1,418,926 34,635,984 Ritchie Bros. Auctioneers, Inc. 609,700 14,297,465 48,933,449 INSURANCE BROKERS — 5.1% Brown & Brown, Inc. 1,586,250 31,613,962 Willis Group Holdings, Ltd. (United Kingdom) . 1,156,730 29,762,663 61,376,625 The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund Schedule of Investments (continued) June 30, 2009 Shares Value COMMON STOCKS (continued) LEISURE & AMUSEMENT — 0.7% Royal Caribbean Cruises, Ltd. . 603,700 $ 8,174,098 REITS-DIVERSIFIED — 2.3% Digital Realty Trust, Inc. REIT 783,400 28,084,890 RESTAURANTS — 4.5% Cracker Barrel Old Country Store, Inc. 983,088 27,428,155 Jack in the Box, Inc.* 1,169,000 26,244,050 53,672,205 RETAIL — 12.2% Bed Bath & Beyond, Inc.* . 390,800 12,017,100 CarMax, Inc.*. 833,800 12,256,860 Coach, Inc. 702,200 18,875,136 Family Dollar Stores, Inc. 782,000 22,130,600 Mattel, Inc. 1,772,700 28,451,835 PetSmart, Inc. . 1,232,600 26,451,596 Ross Stores, Inc. . 659,100 25,441,260 145,624,387 TECHNOLOGY — 6.3% Autodesk, Inc.* 388,100 7,366,138 LogMeIn, Inc.* 2,500 40,000 NetApp, Inc.* . 651,100 12,839,692 Trimble Navigation, Ltd.* . 731,400 14,357,382 VeriSign, Inc.* . 612,500 11,319,000 Zebra Technologies Corp. Class A* . 1,244,613 29,447,544 75,369,756 TECH-SOFTWARE — 14.0% Adobe Systems, Inc.*. 995,200 28,164,160 Advent Software, Inc.*. . 808,838 26,521,798 Blackbaud, Inc. 1,313,600 20,426,480 MICROS Systems, Inc.* . 1,003,400 25,406,088 Nuance Communications, Inc.* 1,746,100 21,110,349 Solera Holdings, Inc.* 1,014,700 25,773,380 Teradata Corp.*. . 881,900 20,662,917 168,065,172 Value TOTAL COMMON STOCKS — 94.9% (Cost $1,144,731,180) . $1,137,471,808 U.S. GOVERNMENT OBLIGATIONS — 4.2% U.S. Treasury Bill @ .132%** due 08/06/09 (Face Value $15,000,000) 14,998,050 U.S. Treasury Bill @ .178%** due 08/20/09 (Face Value $35,000,000) 34,991,493 TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $49,989,543) . 49,989,543 TOTAL INVESTMENTS - 99.1% (Cost $1,194,720,723) . 1,187,461,351 CASH AND OTHER ASSETS, LESS LIABILITIES — 0.9% . 10,194,869 NET ASSETS — 100.0% $1,197,656,220 REIT — Real Estate Investment Trust * Non-income producing securities ** Annualized yield at date of purchase The accompanying notes are an integral part of the financial statements.

Meridian Value Fund Schedule of Investments June 30, 2009 Shares Value COMMON STOCKS — 94.5% ASSET MANAGEMENT & CUSTODY BANKS — 2.1% Franklin Resources, Inc. 238,100 $17,145,581 BANKING — 4.1% JPMorgan Chase & Co. 469,800 16,024,878 Wells Fargo & Co. . 758,400 18,398,784 34,423,662 BREWERS - 2.2% Molson Coors Brewing Co. Class B . 439,600 18,608,268 BROKERAGE & MONEY MANAGEMENT — 1.8% TD Ameritrade Holding Corp.* 826,500 14,496,810 BUILDING PRODUCTS — 0.7% Simpson Manufacturing Co., Inc. . 267,600 5,785,512 BUSINESS SERVICES — 1.7% Broadridge Financial Solutions, Inc. . 868,200 14,394,756 COMPUTER HARDWARE — 1.1% Diebold, Inc. . 348,300 9,181,188 CONSUMER PRODUCTS — 2.7% Black & Decker Corp. (The) . 336,500 9,644,090 Kimberly-Clark Corp. . 244,600 12,824,378 22,468,468 Shares Value ENERGY — 5.3% Apache Corp. . 119,900 $ 8,650,785 Chevron Corp. 180,900 11,984,625 Exterran Holdings, Inc.*. . 199,650 3,202,386 Forest Oil Corp.*. 311,600 4,649,072 Transocean, Ltd.* 204,702 15,207,312 43,694,180 ENGINEERING & CONSTRUCTION — 2.5% KBR, Inc. . 1,105,700 20,389,108 ENVIRONMENTAL FACILITIES & SERVICES — 2.3% Waste Management, Inc. 674,400 18,991,104 HEALTHCARE PRODUCTS — 7.2% Baxter International, Inc. 244,400 12,943,424 Boston Scientific Corp.* 1,245,500 12,629,370 Covidien Plc 454,000 16,997,760 Gen-Probe, Inc.* . 199,200 8,561,616 Hologic, Inc.* . 602,100 8,567,883 59,700,053 HOME IMPROVEMENT RETAIL — 2.0% Sherwin-Williams Co. (The) . 312,700 16,807,625 INDUSTRIAL PRODUCTS — 7.0% Cummins, Inc. 156,900 5,524,449 Franklin Electric Co., Inc. 682,800 17,698,176 Schnitzer Steel Industries, Inc. Class A 160,700 8,494,602 Sealed Air Corp. . 1,454,100 26,828,145 58,545,372 The accompanying notes are an integral part of the financial statements.

Meridian Value Fund
Schedule of Investments (continued)

June 30, 2009

	Shares	Value
COMMON STOCKS (continued)		
INDUSTRIAL SERVICES - 1.1%		
Ritchie Bros. Auctioneers, Inc.	393,000	$ 9,215,850
INSURANCE - 2.0%		
Travelers Cos., Inc. (The)	397,000	16,292,880
INSURANCE BROKERS - 3.4%		
Willis Group Holdings, Ltd. (United Kingdom)	1,082,300	27,847,579
LEISURE & AMUSEMENT - 3.0%		
Carnival Corp.	470,600	12,127,362
Polaris Industries, Inc.	395,700	12,709,884
		24,837,246
MEDIA - 2.3%		
Marvel Entertainment, Inc.*	525,800	18,713,222
METALS - 1.5%		
Cameco, Corp.	176,900	4,528,640
Newmont Mining Corp.	199,200	8,141,304
		12,669,944
PIPELINES - 2.0%		
Kinder Morgan Management, LLC*	375,007	16,939,055
RAILROADS - 1.7%		
Union Pacific Corp.	278,000	14,472,680
REITS-DIVERSIFIED - 1.6%		
Host Hotels & Resorts, Inc. REIT	990,900	$ 8,313,651
Redwood Trust, Inc. REIT	310,300	4,580,028
		12,893,679
RESTAURANTS - 2.0%		
Burger King Holdings, Inc.	979,100	16,909,057
RETAIL - 11.6%		
Best Buy Co., Inc.	559,000	18,720,910
Carter's Inc.*	906,000	22,296,660
Costco Wholesale Corp.	343,900	15,716,230
Kohl's Corp.*	398,800	17,048,700
Mattel, Inc.	1,413,800	22,691,490
		96,473,990
SEMICONDUCTORS - 3.4%		
NVIDIA Corp.*	1,615,500	18,238,995
Power Integrations, Inc.	430,600	10,243,974
		28,482,969
TECHNOLOGY - 6.9%		
Autodesk, Inc.*	239,900	4,553,302
Cisco Systems, Inc.*	899,600	16,768,544
Itron, Inc.*	74,800	4,119,236
LogMeIn, Inc.*	2,000	32,000
VeriSign, Inc.*	637,700	11,784,696
Zebra Technologies Corp. Class A*	834,000	19,732,440
		56,990,218
TECH-SOFTWARE - 3.9%		
Adobe Systems, Inc.*	713,100	20,180,730
Citrix Systems, Inc.*	392,700	12,523,203
		32,703,933

The accompanying notes are an integral part of the financial statements.

19

Meridian Value Fund Schedule of Investments (continued) June 30, 2009 Shares Value COMMON STOCKS (continued) TRUCKING — 2.8% Con-way, Inc. . 441,800 $ 15,599,958 Heartland Express, Inc. 543,600 8,001,792 23,601,750 UTILITIES — 2.6% Hawaiian Electric Industries, Inc. . 1,149,275 21,905,182 TOTAL COMMON STOCKS — 94.5% (Cost $777,215,452) . 785,580,921 U.S. GOVERNMENT OBLIGATIONS — 3.6% U.S. Treasury Bill @ .132%** due 08/06/09 (Face Value $15,000,000) 14,998,050 U.S. Treasury Bill @ .178%** due 08/20/09 (Face Value $15,000,000) 14,996,354 Value TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $29,994,404) . $ 29,994,404 TOTAL INVESTMENTS — 98.1% (Cost $807,209,856). 815,575,325 CASH AND OTHER ASSETS, LESS LIABILITIES — 1.9% . 15,996,684 NET ASSETS — 100.0% $831,572,009 REIT — Real Estate Investment Trust * Non-income producing securities ** Annualized yield at date of purchase The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc. Statements of Assets and Liabilities June 30, 2009 Equity Income Fund Growth Fund Value Fund ASSETS Investments (Cost $25,344,669, $1,194,720,723 and $807,209,856, respectively) $19,412,896 $1,187,461,351 $ 815,575,325 Cash. 1,102,173 9,235,373 18,213,876 Receivable for: Capital shares purchased — 1,550,790 335,411 Securities sold 819,802 2,757,927 4,744,861 Dividends 57,272 1,030,292 901,568 Interest 54 609 773 Prepaid expenses 20,841 6,987 6,287 TOTAL ASSETS. 21,413,038 1,202,043,329 839,778,101 LIABILITIES Payable for: Capital shares sold 11,018 460,448 783,843 Securities purchased 631,756 2,960,509 6,491,025 Accrued expenses: Investment advisory fees 16,066 801,188 743,868 Directors’ fees 288 7,623 18,832 Other payables and accrued expenses 34,604 157,341 168,524 TOTAL LIABILITIES 693,732 4,387,109 8,206,092 NET ASSETS $20,719,306 $1,197,656,220 $ 831,572,009 Capital shares issued and outstanding, par value $0.01 (500,000,000, 500,000,000 and 500,000,000 shares authorized, respectively) 3,013,522 42,949,620 40,503,379 Net asset value per share (offering and redemption price) $ 6.88 $ 27.89 $ 20.53 Net Assets consist of: Paid in capital $33,354,778 $1,299,505,451 $1,205,008,510 Accumulated net realized loss (7,153,842) (94,589,859) (391,405,422) Net unrealized appreciation (depreciation) on investments (5,931,773) (7,259,372) 8,365,469 Undistributed net investment income 450,143 — 9,603,452 $20,719,306 $1,197,656,220 $ 831,572,009 The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc. Statements of Operations For the Year Ended June 30, 2009 Equity Income Fund Growth Fund Value Fund INVESTMENT INCOME Dividends $ 955,950 $ 15,934,569 $ 20,173,055 Interest 8,794 471,775 546,125 Total investment income 964,744 16,406,344 20,719,180 EXPENSES Investment advisory fees 226,686 9,034,950 9,950,349 Custodian fees 6,278 139,398 144,541 Directors’ fees and expenses 1,095 11,680 11,680 Pricing fees 34,685 149,110 148,503 Professional fees 29,440 149,390 141,055 Registration and filing fees 20,998 34,506 33,380 Reports to shareholders 1,475 203,605 201,475 Transfer agent fees 25,299 471,022 462,418 Miscellaneous expenses 1,315 24,809 22,108 Total expenses 347,271 10,218,470 11,115,509 Expenses waived and reimbursed by Adviser (Note 2) (44,638) — —Net expenses 302,633 10,218,470 11,115,509 Net investment income 662,111 6,187,874 9,603,671 NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS Net realized loss on investments (7,126,742) (82,817,643) (383,285,911) Net change in unrealized appreciation/depreciation on investments (1,987,012) (119,188,019) 21,473,571 Net realized and unrealized loss on investments (9,113,754) (202,005,662) (361,812,340) NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS $(8,451,643) $(195,817,788) $(352,208,669) The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc. Statements of Changes in Net Assets Equity Income Fund Growth Fund Year Ended Year Ended Year Ended Year Ended June 30, 2009 June 30, 2008 June 30, 2009 June 30, 2008 OPERATIONS Net investment income $ 662,111 $ 800,927 $ 6,187,874 $ 2,435,867 Net realized gain (loss) on investments . (7,126,742) 2,413,261 (82,817,643) 63,427,693 Net change in unrealized appreciation/depreciation on investments. (1,987,012) (9,939,134) (119,188,019) (328,651,194) Net decrease in net assets from operations (8,451,643) (6,724,946) (195,817,788) (262,787,634) DISTRIBUTIONS TO SHAREHOLDERS Distributions from ordinary income . (615,121) (736,172) (3,609,575) (2,535,381) Distributions from net realized capital gains (1,456,326) (1,774,107) (44,377,550) (165,398,885) Distributions of Paid-in-Capital — — (84,488) — Net distributions . (2,071,447) (2,510,279) (48,071,613) (167,934,266) CAPITAL SHARE TRANSACTIONS Proceeds from sales of shares 2,784,387 4,585,753 243,684,297 207,068,646 Reinvestment of distributions 2,049,936 2,484,529 40,205,037 141,086,090 Redemption fees 385 452 57,659 20,125 Less: redemptions of shares . (7,110,948) (7,504,987) (358,416,027) (468,188,222) Decrease resulting from capital share transactions (2,276,240) (434,253) (74,469,034) (120,013,361) Total decrease in net assets . (12,799,330) (9,669,478) (318,358,435) (550,735,261) NET ASSETS Beginning of year 33,518,636 43,188,114 1,516,014,655 2,066,749,916 End of year $ 20,719,306 $33,518,636 $1,197,656,220 $1,516,014,655 Undistributed net investment income at end of year $ 450,143 $ 403,147 $ — $ — The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc. Statements of Changes in Net Assets Value Fund Year Ended Year Ended June 30, 2009 June 30, 2008 OPERATIONS Net investment income $ 9,603,671 $ 6,863,063 Net realized gain (loss) on investments (383,285,911) 125,270,783 Net change in unrealized appreciation/depreciation on investments . 21,473,571 (274,445,682) Net decrease in net assets from operations (352,208,669) (142,311,836) DISTRIBUTIONS TO SHAREHOLDERS Distributions from ordinary income — (14,912,462) Distributions from net realized capital gains (57,564,994) (259,213,429) Net distributions (57,564,994) (274,125,891) CAPITAL SHARE TRANSACTIONS Proceeds from sales of shares. 184,378,825 117,427,701 Reinvestment of distributions 48,793,417 235,997,091 Redemption fees. 81,332 69,733 Less: redemptions of shares (311,093,451) (437,311,474) Decrease resulting from capital share transactions . (77,839,877) (83,816,949) Total decrease in net assets (487,613,540) (500,254,676) NET ASSETS Beginning of year 1,319,185,549 1,819,440,225 End of year $ 831,572,009 $1,319,185,549 Undistributed net investment income at end of year $ 9,603,452 $ — The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the fiscal year ended June 30, 2009	2008	2007	2006	For the fiscal period from January 31, 2005 through June 30, 2005+
Net Asset Value - Beginning of Period	$ 10.37	$ 13.14	$ 11.05	$ 10.10	$ 10.00
Income (Loss) from Investment Operations					
Net Investment Income	0.22[1]	0.24[1]	0.18	0.15	0.06
Net Gains (Losses) on Investments (both realized and unrealized)	(2.96)	(2.25)	2.19	0.93	0.04
Total From Investment Operations	(2.74)	(2.01)	2.37	1.08	0.10
Less Distributions					
Distributions from Net Investment Income	(0.22)	(0.22)	(0.17)	(0.12)	0.00
Distributions from Net Realized Capital Gains	(0.53)	(0.54)	(0.11)	(0.01)	0.00
Total Distributions	(0.75)	(0.76)	(0.28)	(0.13)	0.00
Net Asset Value - End of Period	$ 6.88	$ 10.37	$ 13.14	$ 11.05	$ 10.10
Total Return	(26.75%)	(15.84%)	21.61%	10.75%	1.00%[2]
Ratios/Supplemental Data					
Net Assets, End of Period (000's)	$ 20,719	$ 33,519	$ 43,188	$ 25,451	$ 8,412
Ratio of Expenses to Average Net Assets					
Before expense reimbursement	1.43%	1.25%[3]	1.29%	1.67%	3.96%[4]
After expense reimbursement/recoupment[5]	1.25%	1.25%	1.25%	1.25%	1.25%[4]
Ratio of Net Investment Income to Average Net Assets					
After expense reimbursement/recoupment	2.73%	2.02%	1.64%	1.80%	2.11%[4]
Portfolio Turnover Rate	49%	62%	37%	60%	25%

\+ The Fund commenced investment operations on January 31, 2005.

[1] Per share net investment income has been calculated using the average daily shares method.

[2] Not Annualized.

[3] The Advisor recouped $4,849 during the fiscal year ended June 30, 2008, representing previously reimbursed expenses. Had such payment not been made, the expense ratio would have been 1.24%.

[4] Annualized.

[5] See note 2 to Financial Statements.

The accompanying notes are an integral part of the financial statements.

25

Meridian Growth Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the fiscal year ended June 30,									
	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Net Asset Value - Beginning of Year	$33.60	$42.74	$38.54	$35.77	$35.38	$27.24	$28.10	$31.30	$29.45	$26.28
Income (Loss) from Investment Operations										
Net Investment Income (Loss)	0.15[1]	0.05[1]	0.04	(0.01)	(0.07)	(0.04)	(0.08)	(0.12)	2.26	0.11
Net Gains (Losses) on Investments (both realized and unrealized)	(4.68)	(5.56)	7.29	3.58	1.02	9.10	(0.11)	(0.24)	3.89	4.99
Total From Investment Operations	(4.53)	(5.51)	7.33	3.57	0.95	9.06	(0.19)	(0.36)	6.15	5.10
Less Distributions										
Distributions from Net Investment Income	(0.09)[2]	(0.05)	(0.01)	0.00	0.00	0.00	(0.06)	0.00	(2.44)	(0.15)
Distributions from Net Realized Capital Gains	(1.09)	(3.58)	(3.12)	(0.80)	(0.56)	(0.92)	(0.61)	(2.84)	(1.86)	(1.78)
Total Distributions	(1.18)	(3.63)	(3.13)	(0.80)	(0.56)	(0.92)	(0.67)	(2.84)	(4.30)	(1.93)
Net Asset Value - End of Year	$27.89	$33.60	$42.74	$38.54	$35.77	$35.38	$27.24	$28.10	$31.30	$29.45
Total Return	(13.01%)	(13.80%)	19.69%	10.08%	2.65%	33.65%	(0.20%)	0.42%	23.34%	21.45%
Ratios/Supplemental Data										
Net Assets, End of Year (000's)	$1,197,656	$1,516,015	$2,066,750	$1,689,374	$1,693,564	$1,273,302	$448,393	$310,659	$182,117	$140,990
Ratio of Expenses to Average Net Assets	0.86%	0.84%	0.84%	0.85%	0.86%	0.88%	0.95%	1.02%	1.04%	1.09%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.52%	0.13%	0.11%	(0.03)%	(0.21%)	(0.21%)	(0.47%)	(0.62%)	(0.26%)	0.31%
Portfolio Turnover Rate	35%	39%	40%	29%	32%	19%	27%	26%	43%	28%

[1] Per share net investment income (loss) has been calculated using the average daily shares method.
[2] Distribution includes a return of capital that rounds to less than $.01 per share.

The accompanying notes are an integral part of the financial statements.

26

Meridian Value Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the fiscal year ended June 30,									
	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Net Asset Value - Beginning of Year	$29.43	$38.79	$36.14	$38.11	$40.35	$31.65	$30.34	$30.98	$25.88	$22.29
Income (Loss) from Investment Operations										
Net Investment Income (Loss)	0.22[1]	0.15[1]	0.41	0.18	0.19	0.00	(0.03)	(0.05)	1.12	0.05
Net Gains (Losses) on Investments (both realized and unrealized)	(7.80)	(3.12)	7.74	2.45	2.96	8.70	1.34	(0.51)	5.75	5.91
Total From Investment Operations	(7.58)	(2.97)	8.15	2.63	3.15	8.70	1.31	(0.56)	6.87	5.96
Less Distributions										
Distributions from Net Investment Income	0.00	(0.35)	(0.41)	(0.32)	(0.28)	0.00	0.00	(0.04)	(1.09)	0.00
Distributions from Net Realized Capital Gains	(1.32)	(6.04)	(5.09)	(4.28)	(5.11)	0.00	0.00	(0.04)	(0.68)	(2.37)
Total Distributions	(1.32)	(6.39)	(5.50)	(4.60)	(5.39)	0.00	0.00	(0.08)	(1.77)	(2.37)
Net Asset Value - End of Year	$20.53	$29.43	$38.79	$36.14	$38.11	$40.35	$31.65	$30.34	$30.98	$25.88
Total Return	(25.72%)	(8.82%)	23.90%	7.35%	8.00%	27.49%	4.32%	(1.78%)	27.95%	29.63%
Ratios/Supplemental Data										
Net Assets, End of Year (000's)	$831,572	$1,319,186	$1,819,440	$1,686,874	$2,271,478	$2,226,590	$1,456,552	$1,297,207	$768,559	$87,930
Ratio of Expenses to Average Net Assets	1.12%	1.09%	1.08%	1.09%	1.08%	1.09%	1.11%	1.12%	1.10%	1.41%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.97%	0.44%	0.59%	0.49%	0.48%	0.01%	(0.12%)	(0.22%)	0.60%	0.39%
Portfolio Turnover Rate	87%	61%	75%	58%	59%	81%	60%	54%	76%	86%

[1] Per share net investment income (loss) has been calculated using the average daily shares method.

The accompanying notes are an integral part of the financial statements.

27

Meridian Fund, Inc. Notes to Financial Statements For the Year Ended June 30, 2009 1. Organization and Significant Accounting Policies: Meridian Fund, Inc., (the “Meridian Funds”), is comprised of the Meridian Equity Income Fund (the “Equity Income Fund”), the Meridian Growth Fund (the “Growth Fund”) and the Meridian Value Fund (the “Value Fund”). The Equity Income Fund, the Growth Fund and the Value Fund (each a “Fund” and collectively, the “Funds”) are registered under the Investment Company Act of 1940, as no-load, diversified, open-end management investment companies. The Equity Income Fund began operations and was registered on January 31, 2005. The Growth Fund began operations and was registered on August 1, 1984. The Value Fund began operations on February 10, 1994 and was registered on February 7, 1994. The primary investment objective of the Equity Income Fund is to seek long-term growth of capital along with income as a component of total return. The primary investment objective of the Growth Fund is to seek long-term growth of capital. The primary investment objective of the Value Fund is to seek long-term growth of capital. The following is a summary of significant accounting policies for all of the Funds: a. Investment Valuations: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by Aster Investment Management Company, Inc. (the “Adviser”) under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors (the “Board”). Short-term debt securities with original or remaining maturities in excess of 60 days are valued at the mean of their quoted bid and asked prices. Short-term debt securities with 60 days or less to maturity are valued at amortized cost which approximates fair market value. b. Federal Income Taxes: It is the Funds’ policy to comply with the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), applicable to regulated investment companies and to distribute all of their taxable income to their shareholders; therefore, no federal income tax provision is required. c. Security Transactions: Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the basis of specific identification for both financial statement and federal income tax purposes. Dividend income is recorded on the ex-dividend date. Interest income is accrued daily. d. Cash and Cash Equivalents: All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Available funds are automatically swept into a Cash Reserve account, which preserves capital with a consistently competitive rate of return. Interest accrues daily and is credited by the third business day of the following month. e. Expenses: Expenses arising in connection with a Fund are charged directly to that Fund. Expenses common to the Funds are generally allocated to each Fund in proportion to their relative net assets.

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Year Ended June 30, 2009 f. Use of Estimates: The preparation of financial statements in accordance with accounting principals generally accepted in the U.S. (“GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and revenue and expenses at the date of the financial statements. Actual amounts could differ from those estimates. g. Distributions to Shareholders: The Funds record distributions to shareholders on the ex-dividend date. The amount of distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from GAAP. These “book/tax” differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification. Distributions which exceed net investment income and net realized capital gains are reported as distributions in excess of net investment income or distributions in excess of net realized capital gains for financial reporting purposes but not for tax purposes. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital. h. Guarantees and Indemnification: Under the Funds’ organizational documents, its Officers and Directors are indemnified against certain liability arising out of the performance of their duties to the Funds. Additionally, in the normal course of business, the Funds enter into contracts with service providers that contain general indemnification clauses. The Funds’ maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Funds that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote. i. Financial Accounting Standards Board -— Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (“SFAS No. 157”): SFAS No. 157 clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. The three levels of the fair value hierarchy under SFAS No. 157 are described below: Level 1 — quoted prices in active markets for identical securities; Level 2 — other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.); and Level 3 - significant unobservable inputs (including the Fund’s determinations as to the fair value of investments).

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Year Ended June 30, 2009 The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The summary of inputs used to value the Funds’securities as of June 30, 2009 is as follows: Meridian Meridian Meridian Valuation Inputs Equity Income Growth Value Level 1 — Quoted Prices* $19,412,896 $1,137,471,808 $785,580,921 Level 2 - Other Significant Observable Inputs** . — 49,989,543 29,994,404 Level 3 — Significant Unobservable Inputs . — — — Total Market Value of Investments $19,412,896 $1,187,461,351 $815,575,325 * Level 1 investments are all common stock and industry classifications are defined on the Schedule of Investments. ** Level 2 investments are limited to U.S. Treasury Bills. 2. Related Parties: The Funds have entered into management agreements with the Adviser. Certain Officers and/or Directors of the Funds are also Officers and/or Directors of the Adviser. Beneficial ownership in the Funds by Richard F. Aster, Jr., President, as of June 30, 2009 were as follows: Equity Income Fund 70.89% Growth Fund 1.24% Value Fund. 1.76% The Adviser receives from the Equity Income Fund, as compensation for its services, an annual fee of 1% of the first $10,000,000 of the Equity Income Fund’s net assets, 0.90% of the next $20,000,000 of the Equity Income Fund’s net assets, 0.80% of the next $20,000,000 of the Equity Income Fund’s net assets and 0.70% of the Equity Income Fund’s net assets in excess of $50,000,000. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets. The Adviser receives from the Growth Fund, as compensation for its services, an annual fee of 1% of the first $50,000,000 of the Growth Fund’s net assets and 0.75% of the Growth Fund’s net assets in excess of $50,000,000. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets. The Adviser receives from the Value Fund, as compensation for its services, an annual fee of 1% of the Value Fund’s net assets. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets. The Adviser voluntarily agreed to waive its fee and reimburse expenses to the extent that total annual operating expenses for the Equity Income Fund exceeds 1.25%. The Investment Adviser has voluntarily agreed to limit the operating expenses of the Growth and Value Funds to 2.50%. With respect to these limits, the Adviser reimbursed the Equity Income Fund $44,638 but did not reimburse the Growth and Value Funds, during the year ended June 30, 2009.

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Year Ended June 30, 2009 The Equity Income Fund will carry forward, for a period not to exceed three years from the date on which a waiver or reimbursement is made by the Adviser, and expenses in excess of the expense limitation, and repay the Adviser such amounts; provided the Fund is able to effect such reimbursement and maintain the expense limitation. At June 30, 2009, the balance of recoupable expenses along with the year of expiration for the Equity Income Fund is: Amount Expiration $12,964 2010 44,638 2012 Subject to the approval of the Board, the Fund will repay the Adviser the amount of its reimbursement for the Equity Income Fund for up to three years following the reimbursement to the extent the Equity Income Fund’s expenses drop below 1.25%, after giving effect to repayment by the Fund. Either the Fund or the Adviser can modify or terminate this arrangement at any time. 3. Capital Shares Transactions: Transactions in capital shares for the year ended June 30, 2009 and the year ended June 30, 2008 were as follows: Equity Income Fund June 30, June 30, 2009 2008 Decrease in Fund shares: Shares sold 384,261 386,851 Shares issued from reinvestment of distributions 283,925 217,941 668,186 604,792 Shares redeemed (887,800) (657,483) Net decrease (219,614) (52,691) Growth Fund June 30, June 30, 2009 2008 Decrease in Fund shares: Shares sold 9,262,413 5,358,419 Shares issued from reinvestment of distributions 1,630,375 3,743,363 10,892,788 9,101,782 Shares redeemed (13,057,218) (12,341,026) Net decrease (2,164,430) (3,239,244)

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Year Ended June 30, 2009 Value Fund June 30, June 30, 2009 2008 Decrease in Fund shares: Shares sold 8,035,231 3,553,317 Shares issued from reinvestment of distributions 2,401,251 7,458,786 10,436,482 11,012,103 Shares redeemed (14,754,282) (13,093,574) Net decrease (4,317,800) (2,081,471) 4. Compensation of Directors and Officers: Directors and Officers of the Funds who are Directors and/or Officers of the Adviser receive no compensation from the Funds. Directors of the Funds who are not interested persons, as defined in the Investment Company Act of 1940, receive compensation in the amount of a minimum of $6,000 per annum. Compensation will be paid at each director’s election in either cash or Fund shares. The difference between an average of the share prices of the three series Funds taken at the beginning and the end of the Funds’ fiscal year will be used to calculate an adjustment to the prior year’s director’s fee compensation in each successive year. Compensation will not adjust below $6,000. An additional $1,000 will be paid to each unaffiliated director for each Board of Directors meeting attended other than the annual meeting. 5. Investment Transactions: The cost of investments purchased and the proceeds from sales of investments, excluding short-term securities and U.S. government obligations, for the year ended June 30, 2009, were as follows: Purchases Proceeds from Sales Equity Income Fund $ 11,138,898 $ 14,149,951 Growth Fund 395,835,188 481,682,911 Value Fund 825,825,224 925,548,813 6. Distribution Information: Income and long-term capital gains distributions are determined in accordance with federal income tax regulations, which may differ from GAAP. The tax character of distributions made during the fiscal years ended June 30, 2009 and June 30, 2008 were as follows: 2009 Taxable Distributions Net Long-Term Distributions of Total Fund Ordinary Income Capital Gains Paid-in-Capital Distributions Equity Income Fund . $ 826,043 $ 1,245,404 $ — $ 2,071,447 Growth Fund 6,521,826 41,465,299 84,488 48,071,613 Value Fund 19,439,113 38,125,881 — 57,564,994

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Year Ended June 30, 2009 2008 Taxable Distributions Net Long-Term Total Fund Ordinary Income Capital Gains Distributions Equity Income Fund. $ 1,266,083 $ 1,244,196 $ 2,510,279 Growth Fund. 19,825,049 148,109,217 167,934,266 Value Fund 63,165,479 210,960,412 274,125,891 7. Federal Income Taxes Information: Management has analyzed the Funds’ tax positions taken on federal income tax returns for all open tax years (tax years ended June 30, 2006-2009), and has concluded that no provision for federal income tax is required in the Funds’ financial statements. The Funds’ federal and state income and federal excise tax returns for tax years for which the applicable statutes of limitations have not expired are subject to examination by the Internal Revenue Service and state departments of revenue. Permanent differences, incurred during the year ended June 30, 2009, resulting from differences in book and tax accounting have been reclassified at year end to undistributed net investment income and accumulated realized gain/(loss) as follows: Increase/(Decrease) Undistributed Net Increase/(Decrease) Increase/(Decrease) Investment Accumulated Realized Paid-in-Capital Income/(Loss) Gain/(Loss) Equity Income Fund . $ — $ 6 $ (6) Growth Fund (418,440) (2,493,811) 2,912,251 Value Fund — (219) 219 The aggregate cost of investments, unrealized appreciation and depreciation, for federal income tax purposes at June 30, 2009 is as follows: Aggregate Aggregate Gross Gross Net Unrealized Unrealized Unrealized Appreciation/ Aggregate Cost Appreciation Depreciation (Depreciation) Equity Income Fund. . $ 25,385,573 $ 388,816 $ (6,361,493) $(5,972,677) Growth Fund . 1,197,196,328 118,899,262 (128,634,239) (9,734,977) Value Fund 816,600,530 73,331,172 (74,356,377) (1,025,205)

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Year Ended June 30, 2009 Components of Accumulated (Losses) on a Tax Basis Equity Income Fund Growth Fund Value Fund Undistributed ordinary income . $ 450,143 $ — $ 9,603,452 Capital loss carry forward (182,963) — (54,088,431) Post-October losses deferred. (6,929,975) (92,114,254) (327,926,317) Unrealized depreciation (5,972,677) (9,734,977) (1,025,205) Total Accumulated Losses. $(12,635,472) $(101,849,231) $(373,436,501) Post-October losses represent losses realized on investment transactions from November 1, 2008 through June 30, 2009 that, in accordance with Federal income tax regulations, the Funds have elected to defer and treat as having arisen in the following fiscal year. The differences between book and tax-basis unrealized depreciation are attributable primarily to the tax deferral of losses on wash sales. As of June 30, 2009 the Funds had capital loss carry forwards available to offset future realized capital gains through the indicated expiration dates: Amount Expire Equity Income Fund $ 182,963 2017 Value Fund 54,088,431 2017 8. Subsequent Events: Management has evaluated the impact of all subsequent events on the Funds through August 27, 2009 and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of Meridian Fund, Inc. In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Meridian Equity Income Fund, Meridian Growth Fund and Meridian Value Fund (constituting Meridian Fund, Inc. hereafter referred to as the “Funds”) at June 30, 2009, the results of each of their operations for the year then ended, the changes in each of their net assets for the two years then ended and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as “financial statements”) are the responsibility of the Funds’ management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at June 30, 2009 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion. PricewaterhouseCoopers LLP San Francisco, California August 27, 2009

Meridian Fund, Inc. Additional Information For the Year Ended June 30, 2009 1. Proxy Voting Record and Proxy Voting Policies and Procedures: A description of the policies and procedures that each Fund uses to determine how to vote proxies relating to portfolio securities along with information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12 month period ended June 30 is available (i) without charge, upon request, by calling (800) 446-6662; (ii) on our website at http://www.meridianfund.com; and (iii) on the Securities and Exchange Commission (“SEC”) website at http://www.sec.gov. 2. Information on Form N-Q: The Company files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q within sixty days after the end of the period. The Company’s Form N-Q is available on the SEC’s website at http://www.sec.gov, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling (800) 732-0330.

Information About the Directors and Officers of Meridian Fund, Inc. The individuals listed below serve as Directors or Officers of Meridian Fund, Inc. (the “Meridian Funds”). Each Director of the Meridian Funds serves until a successor is elected and qualified or until resignation. Each Officer of the Meridian Funds is elected annually by the Board of Directors. The address of all Officers and Directors is 60 East Sir Francis Drake Blvd., Suite 306, Larkspur, CA 94939. The Meridian Funds’ Statement of Additional Information (SAI) includes more information about the Directors. To request a free copy, call Meridian at 1-800-446-6662. Interested Directors * Richard F. Aster, Jr. (69) Positions(s) Held with Fund: President, Chairman of the Board, Portfolio Manager Length of Service (Beginning Date): May 3, 1985 Principal Occupation(s) During Past 5 Years: President, Aster Investment Management, Inc. Number of Portfolios Overseen: 3 Other Directorships: N/A Michael Stolper (64) Positions(s) Held with Fund: Director Length of Service (Beginning Date): May 3, 1985 Principal Occupation(s) During Past 5 Years: Investment Adviser and Broker/Dealer, Stolper & Company, Inc. Number of Portfolios Overseen: 3 Other Directorships: Window Pane Funds * Aster Investment Management, Inc. is investment adviser to the Meridian Funds. Mr. Stolper is a minority owner of Aster Investment Management, Inc.

Information About the Directors and Officers of Meridian Fund, Inc. (continued) Independent Directors Ronald Rotter (66) Positions(s) Held with Fund: Director Length of Service (Beginning Date): May 2, 2007 Principal Occupation(s) During Past 5 Years: Co-founder and Managing Partner, RBR Capital Management; Private Investor Number of Portfolios Overseen: 3 Other Directorships: N/A Michael S. Erickson (57) Positions(s) Held with Fund: Director Length of Service (Beginning Date): May 3, 1985 Principal Occupation(s) During Past 5 Years: Private Investor; Chairman CFO, AeroAstro; Trustee, The Marin School; Decimal, Inc. Number of Portfolios Overseen: 3 Other Directorships: N/A James Bernard Glavin (74) Positions(s) Held with Fund: Vice Chairman of the Board Length of Service (Beginning Date): May 3, 1985 Principal Occupation(s) During Past 5 Years: Chairman of the Board, Orchestra Therapeutics, Inc. Number of Portfolios Overseen: 3 Other Directorships: N/A Herbert Charles Kay (72) Positions(s) Held with Fund: Director Length of Service (Beginning Date): May 3, 1985 Principal Occupation(s) During Past 5 Years: Private Investor Number of Portfolios Overseen: 3 Other Directorships: N/A Officers Gregg B. Keeling, CPA (54) Positions(s) Held with Fund: Chief Financial Officer, Treasurer, Secretary and Chief Compliance Officer Length of Service (Beginning Date): April 1999 Principal Occupation(s) During Past 5 Years: Aster Investment Management, Inc., Vice President of Operations and Chief Compliance Officer

2009 TAX NOTICE TO SHAREHOLDERS (Unaudited) The information set forth below is for each Fund’s fiscal year as required by federal laws. Shareholders, however, must report distributions on a calendar year basis for income tax purposes, which may include distributions for portions of two fiscal years of a Fund. Accordingly, the information needed by shareholders for income tax purposes will be sent to them in early 2010. Please consult your tax advisor for proper treatment of this information. For the period July 1, 2008 to June 30, 2009, the Funds designated the following items with regard to distributions paid during the period. All designations are based on financial information available as of the date of this annual report and, accordingly, are subject to change. For each item, it is the intention of each Fund to designate the maximum amount permitted under the Internal Revenue Code and the regulations thereunder. Pursuant to Internal Revenue Code Section 852(b)(3), the Funds listed below designate the amounts listed below as a long-term capital gain distribution of the year ended June 30, 2009: Equity Income Fund $ 1,245,404 Growth Fund $41,465,299 Value Fund $38,125,881 Pursuant to Internal Revenue Code Section 854(b)(2), the Funds listed below designate a percentage of their ordinary income dividends distributed during the year ended June 30, 2009 as qualifying for the corporate dividends-received deduction: Equity Income Fund. 95.47% Growth Fund. 100.00% Value Fund 38.73% Pursuant to Section I (h)(11) of the Internal Revenue Code, the Funds listed below designate the following amounts of their income dividends paid during the year ended June 30, 2009 as qualified dividend income (QDI): Equity Income Fund. 100.00% Growth Fund. 100.00% Value Fund 48.24% U.S. Government interest represents the amount of interest that was derived from direct U.S. Government obligations and distributed during the fiscal year. This amount is reflected as a percentage of total ordinary income distributions (the total of short-term capital gain and net investment income distributions). Generally, interest from direct U.S. Government obligations is exempt from state income tax. However, for residents of California, Connecticut and New York, the statutory threshold requirements were not satisfied to permit exception of these amounts from state income for the Funds. U.S. Government interest: Equity Income Fund 0.00% Growth Fund. 2.01% Value Fund 3.51%

MERIDIAN FUND, INC. This report is submitted for the information of shareholders of Meridian Fund, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus. MERIDIAN EQUITY INCOME FUND» Officers and Directors MERIDIAN GROWTH FUND RICHARD F. ASTER, JR. MERIDIAN VALUE FUND President and Director ANNUAL REPORT MICHAEL S. ERICKSON JAMES B. GLAVIN HERBERT C. KAY RONALD ROTTER MICHAEL STOLPER Directors GREGG B. KEELING Chief Financial Officer Treasurer and Secretary Chief Compliance Officer Custodian PFPC TRUST COMPANY Philadelphia, Pennsylvania Transfer Agent and Disbursing Agent PNC GLOBAL INVESTMENT SERVICING (U.S.) INC. King of Prussia, Pennsylvania (800) 446-6662 60 E. Sir Francis Drake Blvd. Wood Island, Suite 306 Counsel Larkspur, CA 94939 GOODWIN PROCTER LLP Washington, D.C. www.meridianfund.com Independent Registered Public Telephone (800) 446-6662 Accounting Firm PRICEWATERHOUSECOOPERS LLP San Francisco, California June 30, 2009